SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

      Cambridge Antibody Technology

2)   Name of shareholder having a major interest

      Morgan Stanley Securities Limited

3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

      Non Beneficial

4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

      Not known

5)   Number of shares/amount of stock acquired

      Nil

6)   Percentage of issued class

      Nil

7)   Number of shares/amount of stock disposed

      Not known

8)   Percentage of issued class

      Not known

9)   Class of security

      Ordinary 10 pence shares

10)  Date of transaction

       13 November 2003

11)  Date company informed

       14 November 2003

12)  Total holding following this notification

       Not disclosed

13)  Total percentage holding of issued class following this notification

       Not disclosed

14)  Any additional information

       Morgan Stanley Securities Limited no longer have a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

15)  Name of contact and telephone number for queries

       Diane Mellett 01223 471471

16)  Name and signature of authorised company official responsible for making this notification

      Diane Mellett, Company Secretary

      Date of notification 14 November 2003